Exhibit 99.1

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2023

IN U.S. DOLLARS

(UNAUDITED)

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands (except share data)

	June 30,	December 31,
	2023	2022
	(Unaudited)	(Audited)
ASSETS
Current Assets
Cash and cash equivalents	$185,928	$176,226
Restricted cash	1,315	1,295
Short-term bank deposits	225,300	253,400
Marketable securities	72,090	-
Accounts receivable (net of allowance of $2,215 and $2,134 at June 30, 2023 and December 31, 2022, respectively)	140,734	160,488
Prepaid expenses and other current assets	18,947	12,049
Total Current Assets	644,314	603,458

Long-Term Assets
Property and equipment, net	3,181	3,611
Operating lease right-of-use assets	8,318	10,130
Intangible assets, net	45,708	51,664
Goodwill	195,527	195,527
Deferred taxes	6,414	5,779
Other assets	52	49
Total Long-Term Assets	259,200	266,760
Total Assets	$903,514	$870,218

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$145,639	$155,854
Accrued expenses and other liabilities	29,861	37,869
Short-term operating lease liability	3,920	3,900
Deferred revenue	1,978	2,377
Short-term payment obligation related to acquisitions	69,333	34,608
Total Current Liabilities	250,731	234,608

Long-Term Liabilities
Payment obligation related to acquisition	-	33,113
Long-term operating lease liability	5,480	7,580
Other long-term liabilities	10,811	11,783
Total Long-Term Liabilities	16,291	52,476
Total Liabilities	267,022	287,084
Commitments and Contingencies

Shareholders' equity
Ordinary shares of ILS 0.03 par value - Authorized: 80,000,000 and 60,000,000 shares as of June 30, 2023 and December 31, 2022 respectively; Issued: 47,154,827 and 46,287,732 as of June 30, 2023 and December 31, 2022 respectively; Outstanding: 47,039,488 and 46,172,393 shares as of June 30, 2023 and December 31, 2022, respectively	405	398
Additional paid-in capital	522,217	513,534
Treasury shares at cost (115,339 shares as of June 30, 2023 and December 31, 2022)	(1,002)	(1,002)
Accumulated other comprehensive loss	(1,105)	(582)
Retained earnings	115,977	70,786
Total Shareholders' Equity	636,492	583,134
Total Liabilities and Shareholders' Equity	$903,514	$870,218

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

U.S. dollars in thousands (except share and per share data)

	Six months ended
	June 30,
	2023	2022
	(Unaudited)	(Unaudited)

Revenue
Display Advertising	$179,257	$150,154
Search Advertising	144,363	121,817
Total Revenue	323,620	271,971

Costs and Expenses
Cost of revenue	17,148	13,474
Traffic acquisition costs and media buy	181,357	156,930
Research and development	16,589	17,369
Selling and marketing	28,812	27,293
General and administrative	13,956	12,134
Changes in fair value of contingent consideration	14,602	-
Depreciation and amortization	6,766	6,393
Total Costs and Expenses	279,230	233,593

Income from Operations	44,390	38,378
Financial income, net	8,586	1,507
Income before Taxes on income	52,976	39,885
Taxes on income	7,785	4,919
Net Income	$45,191	$34,966

Net Earnings per Share
Basic	$0.97	$0.79
Diluted	$0.91	$0.74

Weighted average number of shares
Basic	46,673,439	44,238,414
Diluted	49,551,061	47,210,769

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (UNAUDITED)

U.S. dollars in thousands

	Six months ended June 30,
	2023	2022
	(Unaudited)	(Unaudited)

Net Income	$45,191	$34,966

Other comprehensive income (loss), net of tax:

Changes in unrealized gain (loss) on available-for-sale securities	(477)	-

Cash flow hedge:
Changes in unrealized gain (loss)	(817)	(1,109)
Loss (gain) reclassified into net income	686	395

Net change	(131)	(714)

Change in foreign currency translation	85	(435)

Total other comprehensive income (loss), net of tax:	(523)	(1,149)

Comprehensive Income	$44,668	$33,817

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

U.S. dollars in thousands (except share data)

	Common shares		Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (accumulated deficit)	Treasury shares	Total shareholders’ equity
	Number of Shares	$	$	$	$	$	$

Balance as of December 31, 2021 (audited)	43,696,723	375	496,154	(128)	(28,439)	(1,002)	466,960

Stock-based compensation expenses	-	-	5,129	-	-	-	5,129
Proceeds from exercise of stock-based compensation	966,245	4	1,290	-	-	-	1,294
Other comprehensive loss	-	-	-	(1,149)	-	-	(1,149)
Net Income	-	-	-	-	34,966	-	34,966
Balance as of June 30, 2022 (unaudited)	44,662,968	379	502,573	(1,277)	6,527	(1,002)	507,200

Stock-based compensation expenses	-	-	6,441	-	-	-	6,441
Proceeds from exercise of stock-based compensation	1,509,425	19	4,520	-	-	-	4,539
Other comprehensive income	-	-	-	695	-	-	695
Net Income	-	-	-	-	64,259	-	64,259
Balance as of December 31, 2022 (audited)	46,172,393	398	513,534	(582)	70,786	(1,002)	583,134

Stock-based compensation expenses	-	-	6,502	-	-	-	6,502
Proceeds from exercise of stock-based compensation	867,095	7	2,181	-	-	-	2,188
Other comprehensive loss	-	-	-	(523)	-	-	(523)
Net Income	-	-	-	-	45,191	-	45,191

Balance as of June 30, 2023 (unaudited)	47,039,488	405	522,217	(1,105)	115,977	(1,002)	636,492

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended
	June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Cash flows from operating activities
Net Income	$45,191	$34,966

Adjustments required to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	6,766	6,393
Stock-based compensation expenses	6,502	5,129
Foreign currency translation	(13)	(174)
Accrued interest, net	(2,031)	(1,181)
Deferred taxes, net	(476)	(248)
Accrued severance pay, net	(275)	503
Gain from sale of property and equipment	(17)	(6)
Net changes in operating assets and liabilities
Accounts receivable, net	19,780	29,012
Prepaid expenses and other current assets	(4,872)	(2,686)
Amortization of premium and accretion of discount on marketable securities, net	(516)	-
Other assets	(3)	8
Operating Lease right-of-use assets	1,812	1,617
Operating Lease liabilities	(2,080)	(2,475)
Accounts payable	(10,229)	(11,102)
Accrued expenses and other liabilities	(8,856)	(6,069)
Deferred revenues	(400)	(1,289)
Payment obligation related to acquisition	14,868	(3,123)
Net cash provided by operating activities	$65,151	$49,275

Cash flows from investing activities
Purchases of property and equipment	(368)	(435)
Proceeds from sale of property and equipment	17	6
Investment in marketable securities	(95,195)	-
Proceeds from sales and maturities of marketable securities	23,000	-
Proceeds from short-term deposits	224,900	80,000
Investment in short-term deposits	(196,800)	(113,400)
Cash paid in connection with acquisitions, net of cash acquired	-	(9,570)
Net cash used in investing activities	$(44,446)	$(43,399)

Cash flows from financing activities
Proceeds from exercise of stock-based compensation	2,188	1,294
Payments of contingent consideration	(13,256)	(9,091)
Net cash used in financing activities	$(11,068)	$(7,797)

Effect of exchange rate changes on cash and cash equivalents and restricted cash	85	(177)
Net increase (decrease) in cash and cash equivalents and restricted cash	9,722	(2,098)
Cash and cash equivalents and restricted cash at beginning of period	177,521	105,535
Cash and cash equivalents and restricted cash at end of period	$187,243	$103,437

The accompanying notes are an integral part of the interim consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

U.S. dollars in thousands

	Six months ended
	June 30,
	2023	2022
	(Unaudited)	(Unaudited)
Reconciliation of cash, cash equivalents, and restricted cash to the consolidated balance sheet

Cash and cash equivalents	$185,928	$102,398
Restricted cash	1,315	1,039
Total cash, cash equivalents, and restricted cash	$187,243	$103,437

Supplemental Disclosure of Cash Flow Activities:

Cash paid during the period for:
Income taxes	$12,347	$4,159
Interest	$-	$3

Non-cash investing and financing activities:
Purchase of property and equipment on credit	$13	$83

The accompanying notes are an integral part of the consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 1:	GENERAL

Perion Network Ltd. ("Perion") and its wholly-owned subsidiaries (collectively referred to as the "Company"), is a global multi-channel advertising technology company that delivers synergistic solutions across all major channels of digital advertising – including search, social media, display, video and connected TV (CTV). These channels converge at Perion’s intelligent HUB (iHUB), which connects the Company’s demand and supply assets, providing significant benefits to brands and publishers.

NOTE 2:	SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation of the Financial Statements

The accompanying unaudited interim consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and applicable rules and regulations of the Securities and Exchange Commission (the "SEC") regarding interim financial reporting. Certain information or footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted, pursuant to the rules and regulations of the SEC for interim financial reporting. Accordingly, they do not include all the information and footnotes necessary for a complete presentation of financial position, results of operations, or cash flows. In the opinion of management, the accompanying unaudited interim consolidated financial statements include all adjustments, consisting of a normal recurring nature, which are necessary for a fair presentation of the financial position, operating results and cash flows for the periods presented.

The accompanying unaudited interim consolidated financial statements should be read in conjunction with the Company’s Annual Report on 20-F for the fiscal year ended December 31, 2022, filed with the SEC on March 15, 2023 (the "Annual Report"). The interim period results do not necessarily indicate the results that may be expected for any other interim period or for the full fiscal year.

There have been no changes to the significant accounting policies described in the Annual Report that have had a material impact on the unaudited interim consolidated financial statements and related notes.

Use of estimates

The preparation of the consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles (“GAAP”) requires management to make estimates, judgments and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ materially from those estimates.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:       SIGNIFICANT ACCOUNTING POLICIES (Cont.)

On an ongoing basis, the Company's management evaluates its estimates, including those related to sales allowances and allowance for credit losses, fair value of intangible assets and goodwill, useful lives of intangible assets, fair value of share-based awards, realizability of deferred tax assets, tax uncertainties, marketable securities and contingent liabilities, among others. Such estimates are based on historical experience and on various other assumptions that are believed to be reasonable which are the basis for making judgments about the carrying values of the Company’s assets and liabilities.

Revenue recognition

The Company applies the provisions of Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606" or "Topic 606").

The Company applies the practical expedient for incremental costs of obtaining contracts when the associated revenue is recognized over less than one year.

The Company generates revenue primarily from two major sources:

Display Advertising Revenue (“Advertising”) - the Company generates advertising revenue from delivering high impact ad formats through different channels – display, social and video/CTV, creatively designed to capture consumer attention and drive engagement, across a hand-picked portfolio of websites and mobile applications. The Company also generates advertising revenue from content optimization solutions and services, which are recognized once the advertisement partners serve their advertisement across owned and operated properties as well as those of the Company publishers. In addition, the Company generates revenue from the use of its platform in online media channels which connects video and display advertisements derived from advertising partners to advertising inventory available within its publisher’s network.

Search Advertising Revenue (“Search Monetization”) - the Company obtains its search revenue from service agreements with its search partners. Search revenue is generated primarily from monthly transaction volume-based fees earned by the Company for making its applications available to online publishers and app developers on a revenue share basis relative to the revenue generated by the search partners.

For more disaggregated information of revenue refer to Note 11.

The Company’s payments terms are less than one year. Therefore, no finance component is recognized.

The Company evaluates whether Advertising Revenue and Search Monetization should be presented on a gross basis, which is the amount that a customer pays for the service, or on a net basis, which is the amount of the customer payment less amounts the Company pays to publishers. In making that evaluation, the Company considers whether it controls the promised good or service before transferring that good or service to the customer. The Company considers indicators such as whether the Company is the primary obligor in the arrangement and assumes risks and rewards as a principal or an agent, whether it changes the products or performs part of the service, whether the Company has discretion in establishing prices and whether it controls the underlying advertising space. The evaluation of these factors is subject to significant judgment and subjectivity.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Generally, in cases in which the Company controls the specified good or service before it is transferred to a customer, revenue is recorded on a gross basis.

Contract balances are presented separately on the consolidated balance sheets as either Accounts receivable or Deferred revenue. The Company does not have contract assets.

Accounts receivable includes amounts billed and currently due from customers.

Deferred revenue are recorded when payments are received from customers in advance of the Company's rendering of services.

Fair value of financial instruments

The carrying amounts of financial instruments carried at cost, including cash and cash equivalents, short-term deposits, restricted cash, accounts receivable, and other assets, accounts payable, accrued expenses and other liabilities approximate their fair value due to the short-term maturities of such instruments.

The Company measures its marketable securities, foreign currency derivative contracts and earn-out considerations at fair value. Marketable securities and foreign currency derivative contracts are classified within Level 2 as the valuation inputs are based on quoted prices and market observable data of similar instruments. The Company's earn-out considerations were classified within Level 3.

In determining a fair value, the Company uses various valuation approaches. ASC 820 establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing an asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect assumptions that market participants would use in pricing an asset or liability, based on the best information available under given circumstances.

The hierarchy is broken down into three levels, based on the observability of inputs and assumptions, as follows:

•	Level 1 - Observable inputs obtained from independent sources, such as quoted prices for identical assets and liabilities in active markets.
•	Level 2 - Other inputs that are directly or indirectly observable in the market place.
•
Level 3 - Unobservable inputs which are supported by little or no market activity, and unobservable inputs based on the Company's own assumptions used to measure liabilities at fair value. The inputs require significant management judgment or estimation.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 2:        SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Marketable Securities

Marketable securities currently are comprised of debt securities. We determine the appropriate classification of marketable securities at the time of purchase and re-evaluate such designation at each balance sheet date. In accordance with FASB ASC No. 320, “Investment Debt Securities”, we classify marketable securities as available-for-sale. Available-for-sale securities are stated at fair value, with unrealized gains and losses reported in accumulated other comprehensive income (loss), a separate component of shareholders’ equity, net of taxes. Realized gains and losses on sales of marketable securities, as determined on a specific identification basis, are included in finance income, net. The amortized cost of marketable securities is adjusted for amortization of premium and accretion of discount to maturity, both of which, together with interest, are included in finance income, net. The Company has classified all marketable securities as short-term, even though the stated maturity date may be one year or more beyond the current balance sheet date, because it is probable that the Company will sell these securities prior to maturity to meet liquidity needs or as part of risk versus reward objectives.

At each reporting period, the Company evaluates whether declines in fair value below amortized cost are due to expected credit losses, as well as the Company’s ability and intent to hold the investment until a forecasted recovery occurs in accordance with ASC 326, Financial Instrument - Credit losses. Allowance for credit losses on available-for-sale marketable securities are recognized in the Company’s consolidated statements of operations, and any remaining unrealized losses, net of taxes, are included in accumulated other comprehensive income (loss) in shareholders’ equity.

The Company did not recognize an allowance for credit losses on marketable securities for the period ended June 30, 2023.

Recent Accounting Pronouncements not yet adopted

In October 2021 the FASB ASU 2021-08, Topic 805 “Business Combinations” – Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. The amendments in this update require that an entity (acquirer) recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with Topic 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with Topic 606 as if it had originated the contracts. To achieve this, an acquirer may assess how the acquiree applied Topic 606 to determine what to record for the acquired revenue contracts. The amendments in this update are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years, and early adoption is permitted. The adoption of the new guidance will have an immaterial impact on its consolidated financial statements. The Company adopted ASU 2021-08 on January 1, 2023, and the adoption has an immaterial impact on its consolidated financial statements.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 3:         ACQUISITIONS

On October 4, 2021, the Company consummated the acquisition of Vidazoo Ltd., also known as “Vidazoo” (the “Vidazoo Acquisition”), a leading video technology company that enables both advertisers and publishers to deliver high impact content and advertising to consumers.

The total consideration for the acquisition was $90,038, comprised of $35,000 paid in cash at closing, contingent consideration (with a maximum amount of up to $58,545), tied to financial targets over a period of 2.25 years, estimated at fair value of $48,903 on the acquisition date ($41,054 as of June 30, 2023), and a net working capital in the amount of $6,135 which will be set-off against collection.

On May 30, 2023, the Company entered into an amendment to the SPA with Vidazoo’s sellers in connection with an additional overachievement earnout consideration in an aggregate amount of up to $10,550 payable in the Company’s ordinary shares. As of June 30, 2023, the additional overachievement contingent consideration is estimated at fair value of $6,458 which was recognized under Changes in fair value of contingent consideration in the Consolidated Statements of Income and the aggregate contingent consideration is estimated at fair value of $47,512.

NOTE 4:       MARKETABLE SECURITIES

The following is a summary of available-for-sale marketable securities by investment categories and contractual maturities as of June 30,2023:

	June 30, 2023
	Amortized cost	Gross unrealized gain	Gross unrealized loss	Fair value

Matures within one year:
Corporate debentures	$18,312	$3	$(67)	$18,248
Government debentures	12,205		(53)	12,152
	$30,517	$3	$(120)	$30,400
Matures after one year through three years:
Corporate debentures	$15,985	$1	$(165)	$15,821
Government debentures	26,208	-	(339)	25,869
	$42,193	$1	$(504)	$41,690

Total	$72,710	$4	$(624)	$72,090

As of June 30, 2023, the Company had no investments with unrealized loss for more than 12 months.

As of June 30, 2023, no credit loss impairment was recorded regarding the available for sale marketable securities

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following table present assets and liabilities measured at fair value on a recurring basis as of June 30, 2023:

	June 30, 2023
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Available-for-sale marketable securities marketable securities:	$-	$72,090	$-	$72,090

Total financial assets	$-	$72,090	$-	$72,090

Liabilities:
Derivative liability	$-	$363	$-	$363
Contingent consideration in connection to the acquisitions	-	-	65,333	65,333

Total financial liabilities	$-	$363	$65,333	$65,696

The following table present assets and liabilities measured at fair value on a recurring basis as of December 31, 2022:

	December 31, 2022
	Fair value measurements using input type
	Level 1	Level 2	Level 3	Total
Assets:
Derivative assets	$-	$7	$-	$7

Total financial assets	$-	$7	$-	$7

Liabilities:
Derivative liabilities	$-	$239	$-	$239
Contingent consideration in connection to the acquisitions	-	-	63,695	63,695

Total financial liabilities	$-	$239	$63,695	$63,934

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 5: FAIR VALUE OF FINANCIAL INSTRUMENTS (Cont.)

The following table sets forth a summary of the changes in the fair value of the contingent consideration:

Fair value as of December 31, 2022	$63,695
Payments of contingent consideration	(13,256)
Changes in fair value of contingent consideration	14,602
Revaluation of acquisition-related contingent consideration	292
Fair value as of June 30, 2023	$65,333

NOTE 6: GOODWILL AND INTANGIBLE ASSETS, NET

a.	Goodwill

The changes in the net carrying amount of goodwill in 2022 and six months ended June 30, 2023 were as follows:

Balance as of January 1, 2022	$189,265

Vidazoo measurement period adjustments	$6,262

Balance as of December 31, 2022	$195,527

Balance as of June 30, 2023	$195,527

Goodwill has been recorded as a result of prior acquisitions and represents excess of the consideration over the net fair value of the assets of the businesses acquired. As of June 30, 2023, the Company had two reporting units – Display Advertising and Search Advertising. The Company performs tests for impairment of goodwill at the reporting unit level at least annually, or more frequently if events or changes in circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying value. As of June 30, 2023, the Company determined that there were no indicators of potential impairment with regards to its reporting units which required interim goodwill impairment analysis.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

b.	Intangible assets, net

The following is a summary of intangible assets as of June 30, 2023:

	December 31, 2022	Amortization	June 30, 2023

Acquired technology	$89,775	$-	$89,775
Accumulated amortization	(41,023)	(4,811)	(45,834)
Impairment	(8,749)	-	(8,749)
Acquired technology, net	40,003	(4,811)	35,192

Customer relationships	46,544	-	46,544
Accumulated amortization	(24,976)	(1,018)	(25,994)
Impairment	(10,426)	-	(10,426)
Customer relationships, net	11,142	(1,018)	10,124

Tradename and other	18,503	-	18,503
Accumulated amortization	(12,874)	(127)	(13,001)
Impairment	(5,110)	-	(5,110)
Tradename and other, net	519	(127)	392

Intangible assets, net	$51,664	$(5,956)	$45,708

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 6: GOODWILL AND INTANGIBLE ASSETS, NET (Cont.)

The following is a summary of intangible assets as of December 31, 2022:

	December 31, 2021	Vidazoo measurement period adjustments	Amortization	December 31, 2022

Acquired technology	$84,417	$5,358	$-	$89,775
Accumulated amortization	(31,137)	-	(9,886)	(41,023)
Impairment	(8,749)	-	-	(8,749)
Acquired technology, net	44,531	5,358	(9,886)	40,003

Customer relationships	45,054	1,490	-	46,544
Accumulated amortization	(23,218)	-	(1,758)	(24,976)
Impairment	(10,426)	-	-	(10,426)
Customer relationships, net	11,410	1,490	(1,758)	11,142

Tradename and other	18,503	-	-	18,503
Accumulated amortization	(12,634)	-	(240)	(12,874)
Impairment	(5,110)	-	-	(5,110)
Tradename and other, net	759	-	(240)	519

Intangible assets, net	$56,700	$6,848	$(11,884)	$51,664

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7:	SHAREHOLDERS' EQUITY

a.	Ordinary shares

The ordinary shares of the Company entitle their holders to voting rights, the right to receive cash dividend and the right to a share in excess assets upon liquidation of the Company.

b.	Share Options, Restricted Share Units and Warrants

In 2003, the Company's Board of Directors approved the 2003 Equity Incentive Plan (the "Plan") for an initial term of ten years from adoption and on December 9, 2012, extended the term of the Plan for an additional ten years. On November 7, 2022 the Compensation Committee approved to extend the term of the Incentive Plan for an additional period of two years, expiring on December 9, 2024.

On August 7, 2013, the Company’s Board of Directors approved amendments to the Plan which include the ability to grant RSUs and restricted shares.

The contractual term of the share options is generally no more than seven years and the vesting period of the options and RSUs granted under the Plan is between one and three years from the date of grant. The rights of the ordinary shares issued upon the exercise of share options or RSUs are identical to those of the other ordinary shares of the Company.

As of June 30, 2023, there were 1,010,167 ordinary shares reserved for future share-based awards under the Plan.

The following table summarizes the activities for the Company’s service-based share options and RSU’s for the six months ended June 30, 2023:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2023	3,064,674	$1.39	59.70	$73,284
Granted	293,489	0.01	-	-
Exercised	(691,451)	2.72	-	22,228
Cancelled	(123,332)	0.11	-	-
Outstanding at June 30, 2023	2,543,380	$0.93	65.30	$75,649

Exercisable at June 30, 2023	348,455	$5.16	2.93	$8,889

Vested and expected to vest at June 30, 2023	2,786,069	$0.95	0.48	$149,576

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 7: SHAREHOLDERS' EQUITY (Cont.)

The following table summarizes the activities for the Company’s performance-based share options and RSU’s for the six months ended June 30, 2023:

		Weighted average
	Number of options	Exercise price	Remaining contractual term (in years)	Aggregate intrinsic value

Outstanding at January 1, 2023	592,511	$0.51	70.64	$14,690
Granted	112,500	0.01	-	-
Exercised	(175,644)	1.71	-	5,982
Cancelled	(21,901)	0.01	-	-
Outstanding at June 30, 2023	507,466	$0.01	77.00	$15,564

Exercisable at June 30, 2023	-	-	-	-

Vested and expected to vest at June 30, 2023	493,272	$0.01	-	$30,693

The performance-based share options’ vesting is contingent upon achieving specific financial targets of the Company, set at the grant date.

NOTE 8: INCOME TAXES

The Company had a tax expense of $7,785 and $4,919 for the six months ended June 30, 2023 and 2022, respectively.

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 9: EARNINGS PER SHARE

The table below presents the computation of basic and diluted net earnings per common share:

	Six months ended June 30,
	2023	2022
Numerator:
Net income attributable to ordinary shares – basic and diluted	$45,191	$34,966

Denominator:
Number of ordinary shares outstanding during the period	46,673,439	44,238,414

Weighted average effect of dilutive securities:
Employee options and restricted share units	2,877,622	2,972,355

Diluted number of ordinary shares outstanding	49,551,061	47,210,769

Basic net earnings per ordinary share	$0.97	$0.79

Diluted net earnings per ordinary share	$0.91	$0.74

Potential ordinary shares equivalents excluded because their effect would have been anti-dilutive	173,224	929,784

PERION NETWORK LTD. AND ITS SUBSIDIARIES

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS

U.S. dollars in thousands (except share and per share data)

NOTE 10: MAJOR CUSTOMER

A substantial portion of the Company's revenue is derived from search fees and online advertising, the market for which is highly competitive and rapidly changing. Significant changes in this industry or in customer buying behavior would adversely affect the Company’s operating results.

The following table sets forth the customers that represent 10% or more of the Company’s total revenues in each of the periods presented below:

	Six months ended June 30,
	2023	2022

Customer A	29%	35%
Customer B	14%	Less than 10%

NOTE 11: GEOGRAPHIC INFORMATION

The following table presents the total revenues for six months ended June 30, 2023 and 2022, allocated to the geographic areas in which they were generated:

	Six months ended June 30,
	2023	2022

North America (mainly U.S.)	$279,106	$234,918
Europe	34,897	30,767
Other	9,617	6,286

	$323,620	$271,971

The following table presents the locations of the Company’s long-lived assets as of June 30, 2023 and December 31, 2022:

	June 30,	December 31,
	2023	2022

Israel	$5,022	$6,176
U.S.	6,362	7,427
Europe	115	138

	$11,499	$13,741